02017945

PE 3/01/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 1, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

-Record High Up-Front Sales of U.S.$ 1.14 billion
-Net Sales Increased 1.3%, Excluding Non-Recurring Events of 2000-

- **Net sales** for 2001 amounted to Ps. 19,664,546 thousand, reflecting a decrease of 3.7% compared to last year. Without the effect of the non-recurring events of 2000, namely Political campaigns and the Summer Olympics, net sales increased 1.3%.

- **Cost of sales** and **operating expenses** remained basically flat compared with last year, as a result of the successful cost reduction program implemented in April 2001 which helped offset an increase in wages, transmission and other operating items.

- For 2001, we reported **EBITDA** of Ps. 5,386,563 thousand, an EBITDA margin of 27.4% and a **net income** of Ps. 1,345,662 thousand, compared to a net loss of Ps. 825,211 thousand in 2000.

- A record high 2002 up-front television advertising sale of more than U.S. $1.14 billion demonstrates our clients' preference for our superior programming and audience share. As a result, we have maintained our leading position in the market.

- We continued to maintain the leading share of the Mexican television audience by achieving a national sign-on to sign-off audience share of 73.0% and a national prime-time audience share of 70.4% in 2001.

- In 2001, we vastly expanded our relationship with Univision and formed new strategic partnerships with important companies, including Grupo Prisa and Endemol, greatly strengthening our business and positioning us for future growth.

- In February, 2002, Standard and Poor's upgraded our local and foreign currency corporate credit and senior unsecured debt ratings from BB+ to BBB-. Fitch also assigned a BBB- on our foreign currency rating. The rating upgrade reflects our commitment to maintain a healthy financial profile in the midst of the difficult economic environment in Mexico and abroad.

CONSOLIDATED RESULTS

MEXICO CITY, D.F., February 25, 2002 -- Grupo Televisa, S.A. (NYSE:TV) today announced results for the fourth quarter and unaudited full year ended December 31, 2001. Results, which are attached, are in thousands of Mexican Pesos, in accordance with Mexican GAAP, are presented in constant Mexican Pesos in purchasing power as of December 31, 2001, and present the Company's Music Recording operations as discontinued operations (see "Discontinued Operations" for additional information). Financial highlights are as follows:

	Three months ended December 31,			Twelve months ended December 31,		
	2001	2000	% Change	2001	2000	% Change
Net Sales*	5,661,985	5,970,729	(5.2%)	19,664,546	20,417,855	(3.7%)
Cost of Sales	3,208,544	3,160,043	1.5%	11,450,563	11,402,790	0.4%
Operating Expenses	757,090	739,583	2.4%	2,827,420	2,844,582	(0.6%)
Operating Cash Flow**	1,696,351	2,071,103	(18.1%)	5,386,563	6,170,483	(12.7%)
Operating Income	1,409,573	1,787,720	(21.2%)	4,105,551	4,929,570	(16.7%)
Integral (Income from) Cost of Financing	(74,186)	203,544	N/A	413,353	997,960	(58.6%)
Discontinued Operations***	8,477	(44,352)	N/A	16,083	23,766	(32.3%)
Net Income (Loss)	902,589	732,105	23.3%	1,345,662	(825,211)	N/A

* See "-Results by Business Segment-" for information regarding segment results.
** Operating Cash flow is defined as operating income before depreciation and amortization.
*** Reflects the results of operations of our Music Recording segment. See "--Discontinued Operations."

Net sales

Net sales decreased 3.7% to Ps. 19,664,546 thousand in 2001 from Ps. 20,417,855 thousand in 2000. This decrease in sales is mainly attributed to three factors. First, we attribute the decrease to the adverse comparison to the year ended December 31, 2000, which included Ps. 996.6 million in non-recurring advertising revenues from advertising time sold in connection with political campaigns and the Summer Olympic Games, which revenues were generated mostly by our Television Broadcasting segment. Excluding the effect of the non–recurring advertising revenues discussed above, net sales would have increased by 1.3% in 2001 as compared to 2000. Second, the industry-wide slowdown in economic activity has translated into lower sales in most of our segments, including Television Broadcasting and Radio. Third, the effects of the 4.5% appreciation of the Peso as compared to the U.S. Dollar during 2001 on foreign currency-denominated sales in the Programming Licensing, Publishing and Publishing Distribution segments had an unfavorable impact. For additional information regarding segment results, see "Results by Business Segment." **In the fourth quarter** of 2001, net sales decreased 5.2% to Ps. 5,661,985 thousand from Ps. 5,970,729 thousand in 2000's fourth quarter due to the 1.6% decline in Mexican GDP in that period, which adversely affected the advertising industry. The decrease in net sales is also a result of the appreciation of the peso by 3.4% as compared to the U.S. dollar during the fourth quarter of 2001, versus a depreciation of the peso by 1.9% as compared to the U.S. dollar during the fourth quarter of 2000, which had a negative impact in our Programming Licensing, Publishing and Publishing Distribution segments.

Cost of sales

Cost of sales slightly increased by Ps. 47,773 thousand to Ps. 11,450,563 thousand in 2001 from Ps.11,402,790 thousand in 2000, reflecting the 6% increase (in real terms) in personnel wages negotiated by the Television and Radio Industry, which increase was implemented in February and April of 2001. This increase was partially offset by lower costs related to our Radio, Programming Licensing and Programming for Pay Television segments due to lower sales. **In the fourth quarter** of 2001, cost of sales increased by 1.5% to Ps. 3,208,544 thousand from Ps. 3,160,043 thousand in 2000's fourth quarter. This increase was primarily related to both higher production and programming costs in our Television Broadcasting segment due to the launch of a new news and debate formats and new programs for Channel 4 designed to attract new clients and demographics in the Mexico City metropolitan area, an increase in programming costs in our news division in order to cover the events after September 11 and an increase in the cost of sales of our Cable Television segment due to the launch of new services and higher sales. Transmission costs, such as satellite services and microwaves, also increased during the year.

Operating Expenses

Operating expenses, including corporate expenses, slightly decreased by Ps. 17,162 thousand to Ps. 2,827,420 thousand in 2001. The decline in operating expenses reflects our continuing cost-cutting efforts, including new cost-cutting measures implemented in April 2001. This decrease was partially offset by the 6% increase (in real terms) in personnel wages negotiated by the Television and Radio Industry, which was implemented in February and April of 2001, partially offset by a reduction in the number of employees. **In the fourth quarter** of 2001, operating expenses increased by 2.4% due to an increase in marketing and advertising campaigns in the Publishing and movies division, which contributed to an increase in sales in these segments.

Operating Cash Flow

Operating cash flow decreased to Ps. 5,386,563 thousand in 2001 from Ps. 6,170,483 thousand in 2000. Operating cash flow margin for 2001 decreased to 27.4% from 30.2% in 2000, primarily as a result of lower net sales in our Television Broadcasting, Publishing, Radio, and Other Businesses segments. **In the fourth quarter** of 2001, operating cash flow decreased to Ps. 1,696,351 thousand from Ps. 2,071,103 thousand in 2000's fourth quarter, due to lower sales as a result of the slowdown in economic activity in Mexico and abroad.

Operating Income

Operating income decreased to Ps. 4,105,551 thousand in 2001 from Ps. 4,929,570 thousand in 2000. This decrease is attributable to lower net sales and was partially offset by a reduction in operating expenses. In 2001's **fourth quarter**, operating income decreased to Ps. 1,409,573 thousand in 2001 from Ps. 1,787,720 thousand in 2000's fourth quarter, due to lower sales as a result of the slowdown in economic activity in Mexico and abroad.

Integral Cost of Financing

Integral cost of financing for the years ended December 31, 2001 and 2000, consisted of (in thousands of Mexican pesos):

		2001		2000		Increase (decrease)
Interest expense	Ps.	1,042,819	Ps.	1,291,203	Ps.	(248,384)
Restatement of Investment Units ("UDIs")		161,815		170,635		(8,820)
Interest income		(925,648)		(918,443)		(7,205)
Foreign exchange gain-net		(135,863)		(26,749)		(109,114)
Foreign exchange loss from forward contracts		100,537		197,821		(97,284)
Loss from monetary position		169,693		283,493		(113,800)
	Ps.	413,353	Ps.	997,960	Ps.	(584,607)

Integral cost of financing decreased by Ps. 584,607 thousand, representing Ps. 413,353 thousand for the year ended December 31, 2001 as compared to Ps. 997,960 thousand for the year ended December 31, 2000. This variance is due primarily to a Ps. 248,384 thousand decrease in interest expense as a result of both the refinancing of our long-term indebtedness in the second quarter of 2000 and a decrease in interest rates attributable to some of our indebtedness during the year ended December 31, 2001 as compared to the year ended December 31, 2000. This decrease also reflects a Ps. 109,114 thousand increase in net foreign exchange gain, primarily as a result of the 4.5% appreciation of the Peso as compared to the U.S. Dollar during the year ended December 31, 2001, versus a 1.2% depreciation of the Peso as compared to the U.S. Dollar during the year ended December 31, 2000; a Ps. 97,284 thousand decrease in non-recurring loss attributable to foreign exchange contracts; a Ps. 113,800 thousand decrease in monetary loss primarily due to both the reduction in inflation for the year ended December 31, 2001 as compared to the year ended December 31, 2000 and a lower net asset monetary position during the year ended December 31, 2001 as compared to the year ended December 31, 2000; a Ps. 7,205 thousand increase in interest income as a result of a higher average cash position in temporary investments during the year ended December 31, 2001 as compared to the year ended December 31, 2000; and a Ps. 8,820 thousand decrease in the index restatement of our UDI-denominated long-term debt securities, which were issued in April 2000, as a result of lower inflation rate in 2001 as compared to 2000.

Restructuring and Non-recurring Items

Restructuring and non-recurring charges decreased by Ps. 1,374,115 thousand, or 71.7%, to Ps. 543,361 thousand for the year ended December 31, 2001 from Ps. 1,917,476 thousand for the year ended December 31, 2000. This decrease primarily reflects a Ps. 1,463,524 thousand non-recurring charge taken in connection with our refinancing in the second quarter of 2000. This decrease was partially offset by a non-recurring charge in the amount of Ps. 57,438 thousand taken in connection primarily with the redemption of our Senior Discount Debentures in May 2001 and an increase of Ps. 166,948 thousand in severance costs in connection with the termination of personnel, part of our continued cost-cutting efforts in 2001.

Other Expense -Net

Other expense–net increased by Ps. 157,832 thousand, or 31.6%, to Ps. 657,030 thousand for the year ended December 31, 2001 from Ps. 499,198 thousand for the year ended December 31, 2000. Other expense-net for the year ended December 31, 2001 primarily reflects the amortization and write-off of goodwill in the amount of Ps. 402,169 thousand, provisions for doubtful non-trade accounts, the write-off of other receivables in the amount of Ps. 174,398 thousand, Ps. 99,800 thousand in fees and expenses for professional services, donations in the amount of Ps. 118,819 thousand and the write-off of other assets in the amount of Ps 91,359 thousand. These other expenses were partially offset by a net pre-tax gain on the sale of a 50% limited voting stake in our radio subsidiary to Grupo Prisa in the amount of Ps. 272,952 thousand and a Ps. 77,782 thousand gain on disposition of fixed assets.

Equity in Losses of Affiliates

Equity in losses of affiliates decreased to a loss of Ps. 518,037 thousand for the year ended December 31, 2001 from a loss of Ps. 1,834,171 thousand for the year ended December 31, 2000. This decrease of Ps. 1,316,134 thousand was primarily due to our decision to discontinue recognizing equity losses in respect to our investment in Innova, our DTH joint venture in Mexico, as described below, which resulted is a Ps. 1,070,965 thousand decrease in equity in losses of affiliates, as well as the absence of equity losses in respect to our investment in Pegaso, our former PCS joint venture, which we sold in the third quarter of 2000.

In 2001, we discontinued the recognition of equity losses in Innova, our DTH joint venture in Mexico, primarily because Innova's net liability position represented losses in excess of both the transponder capital lease long-term debt incurred by this venture being guaranteed by us and our expected commitments to provide funding to this venture. As of December 31, 2001, our net liability position in connection with this investment was Ps. 972,827 thousand, representing losses recognized in excess of our capital contributions and long-term loans.

Discontinued Operations

On December 19, 2001, in conjunction with a series of transactions we entered into with Univision, we signed an agreement to sell our music recording operations in Mexico, the United States and Latin America to Univision for 6,000,000 shares of Univision Class A common stock and 100,000 warrants to purchase shares of Univision Class A common stock. Management anticipates that the sale of our Music Recording operations will be consummated in the first quarter of 2002, although because this sale remains subject to obtaining necessary approvals, we cannot give you any assurances in this regard. As part of this transaction, in accordance with Mexican GAAP, the results of operations of our Music Recording segment are classified as discontinued operations for all reported periods. Music Recording results for the years ended December 31, 2001 and 2000 are summarized as follows:

	Three months ended December 31,		Twelve months ended December 31,	
	2001	2000	2001	2000
Net sales	Ps. 210,857	Ps. 290,437	Ps. 988,155	Ps. 1,298,241
EBITDA	15,370	(31,409)	88,442	130,775
Operating income (loss)	15,504	(32,470)	84,444	126,361
Net income (loss) from discontinued operations	8,477	(44,352)	16,083	23,766

Cumulative Loss Effect of Accounting Change

In the first quarter of 2001, we adopted the provisions of Mexican GAAP Bulletin C-2, "Financial Instruments," issued by the Mexican Institute of Public Accountants. Before adopting Bulletin C-2, for contracts not designated as a hedge, we recognized gains or losses on derivative financial instruments upon settlement of the related contracts. As a result of applying the provisions of Bulletin C-2, we accounted for our derivative financial instruments at fair value as of January 1, 2001, and recognized a cumulative loss in the amount of Ps. 69,443 thousand (net of income tax benefit in the amount of Ps. 37,392 thousand) at the beginning of the year ended December 31, 2001, which was primarily due to forward contracts not designated as a hedge.

Minority Interest

Minority interest decreased Ps. 93,974 thousand, or 51.5%, to Ps. 88,606 thousand for the year ended December 31, 2001 from Ps. 182,580 thousand for the year ended December 31, 2000. This decrease primarily reflects a decrease in the net income of our nationwide paging business, the results of which are reflected in our Other Businesses segment. This decrease also reflects our acquisition of the remaining 35% equity stake outstanding in Editorial Televisa, S.A. de C.V., the subsidiary through which we conduct the operations of our Publishing segment, in October 2000. Minority interest for the year ended December 31, 2001 primarily reflects that portion of the net income of our Cable Television segment attributable to the 49% interest held by América Móvil, S.A. de C.V. in Cablevisión and the portion of the net income of our nationwide paging business attributable to the 49% interest held by a subsidiary of Mobile Telecommunications Technologies Corp. Beginning in October 2001, minority interest also reflects that portion of the operating results of our Radio segment attributable to the 50% interest held by Grupo Prisa.

Net Income

In the year ended December 31, 2001, we generated net income of Ps. 1,345,662 thousand as compared to net loss of Ps. 825,211 thousand in 2000. This Ps. 2,170,873 thousand increase is due to:

- A decrease in integral cost of financing of Ps. 584,607 thousand;
- A reduction in non-recurring charges of Ps. 1,374,115 thousand;
- Lower equity losses of affiliates of Ps. 1,316,134 thousand;
- A decrease in minority interest of Ps. 93,974 thousand.

These favorable variances were offset by:

- A decrease in operating income of Ps. 824,019 thousand;
- An increase in other expense-net of Ps. 157,832 thousand;
- Net increases in the provision for income taxes of Ps. 138,980 thousand and the cumulative effect of accounting change of Ps. 69,443 thousand; and
- A decrease in income from discontinued operations of Ps. 7,683 thousand.

RESULTS BY BUSINESS SEGMENT

The following tables set forth the net sales, EBITDA and operating income (loss) for each of the continuing Company's business segments:

	Twelve months ended December 31,				% Contribution to segment revenues
	2001		2000	% Change	
Net Sales					
Television Broadcasting	Ps. 12,704,710	Ps.	13,288,961	(4.4%)	63.3%
Programming for Pay Television	514,230		500,928	2.7%	2.6%
Programming Licensing	1,404,892		1,527,217	(8.0%)	7.0%
Publishing	1,604,268		1,645,657	(2.5%)	8.0%
Publishing Distribution	897,089		903,479	(0.7%)	4.4%
Cable Television	1,082,235		928,287	16.6%	5.4%
Radio	246,682		353,892	(30.3%)	1.2%
Other Businesses**	1,616,088		1,389,657	16.3%	8.1%
Segment Revenues	20,070,194		20,538,078	(2.3%)	100.0%
Intersegment Operations***	(515,370)		(380,833)		
Disposed Operations:					
Ovaciones (2000) and ECO (2001)	109,722		260,610		
Consolidated Revenues	**Ps. 19,664,546**	**Ps.**	**20,417,855**	**(3.7%)**	

	Twelve months ended December 31,				
	2001	Margin	2000	Margin	% Change
EBITDA					
Television Broadcasting*	Ps. 4,820,555	37.9%	Ps. 5,434,183	40.9%	(11.3%)
Programming for Pay Television	80,396	15.6%	58,922	11.8%	36.4%
Programming Licensing	304,630	21.7%	375,681	24.6%	(18.9%)
Publishing	279,292	17.4%	366,107	22.2%	(23.7%)
Publishing Distribution	20,419	2.3%	53,978	6.0%	(62.2%)
Cable Television	331,261	30.6%	227,847	24.5%	45.4%
Radio	13,232	5.4%	71,382	20.2%	(81.5%)
Other Businesses**	(322,437)	(20.0%)	(220,739)	(15.9%)	N/A
Corporate Expenses	(135,171)	(0.7%)	(136,759)	(0.7%)	N/A
Segment EBITDA	5,392,177	26.9%	6,230,602	30.3%	(13.5%)
Intersegment Operations***	-		-		
Disposed Operations:					
Ovaciones (2000) and ECO (2001)	(5,614)		(60,119)		
Consolidated EBITDA	**Ps. 5,386,563**	**27.4%**	**Ps. 6,170,483**	**30.2%**	(12.7%)

* Includes fixed costs of "ECO" that were absorbed principally by the national news division in the Television Broadcasting segment, representing Ps. 284,476 thousand in 2000.

** Includes Internet operations.

*** Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

		Twelve months ended December 31,					
		2001	Margin		2000	Margin	% Change
Operating Income (Loss)							
Television Broadcasting*	Ps.	4,015,804	31.6%	Ps.	4,598,632	34.6%	(12.7%)
Programming for Pay Television		42,852	8.3%		25,611	5.1%	67.3%
Programming Licensing		290,587	20.7%		362,966	23.8%	(19.9%)
Publishing		234,465	14.6%		331,759	20.2%	(29.3%)
Publishing Distribution		8,082	0.9%		41,320	4.6%	(80.4%)
Cable Television		237,097	21.9%		148,235	16.0%	59.9%
Radio		(8,204)	(3.3%)		48,429	13.7%	N/A
Other Businesses**		(569,667)	(35.2%)		(417,626)	(30.1%)	N/A
Segment Operating Income		4,251,016			5,139,326		
Corporate expenses		(135,171)			(136,759)		
Total Operating Income		4,115,845	20.5%		5,002,567	24.4%	(17.7%)
Disposed Operations:							
Ovaciones (2000) and ECO (2001)		(10,294)			(72,997)		
Consolidated Operating Income	**Ps.**	**4,105,551**	**20.9%**	**Ps.**	**4,929,570**	**24.1%**	**(16.7%)**

* Includes fixed costs of "ECO" that were absorbed principally by the national news division in the Television Broadcasting segment, representing Ps. 284,476 thousand in 2000.

** Includes Internet operations.

Television Broadcasting

The decrease in Television Broadcasting sales of 4.4% is attributable to two factors. First, the absence of non-recurring advertising revenues attributable to advertising time sold in connection with political campaigns and the Summer Olympic Games that took place in 2000, which mainly affected results in the 1st, 2nd and 3rd quarters of 2001. Excluding the effect of the non–recurring advertising revenues discussed above, net sales would have increased by 2.9% in 2001 as compared to 2000. And second, the industry-wide slowdown in economic activity affected the spot market throughout the year, but particularly in the 4th quarter, in which Mexico's GDP fell 1.6%.

Television Broadcasting's operating income decreased 12.7% to Ps. 4,015,804 thousand in 2001 from Ps. 4,598,632 thousand in 2000 as a result of lower sales and higher programming costs in the fourth quarter related to new debate and new shows and designing new productions for Channel 4 in order to target new demographics and attract new clients in the Mexico City metropolitan area, as well a the cost of covering the war Afghanistan and the events related to it.

In September 2001, we entered into a 50/50 programming joint venture with Endemol, to produce and develop content for television and the Internet. Endemol is one of the world's leading content developers and producers for television and online platforms. Programming produced by this joint venture will increase the amount of programming already available in our strong programming catalogue and bring popular, new formats to our viewers.

Programming for Pay Television

The increase in Programming for Pay Television sales of 2.7% was due to a higher volume of programming services sold to Pay Television entities operating both domestically and in the international markets.

Programming for Pay Television's operating income increased by Ps. 17,241 thousand, reflecting an increase in our sales as well as a reduction in production costs related to program productions.

In December 2001, we entered into an agreement to establish a joint venture with Univision to introduce our satellite and cable pay-TV programming into the U.S.

Programming Licensing

The decrease in Programming Licensing sales of 8.0% was due to the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales, lower revenues from programming exports to Europe, Asia and Africa and a reduction in the royalties from Univision of 1.2% which resulted from lower sales due to the economic recession in the United States. This decrease was partially offset by higher sales in Latin America. Without the foreign exchange effect, revenues increased 0.1%.

In December 2001, we entered into a series of transactions with Univision, including an amendment to our program license agreement. See "—Univision." Among other matters, Univision now has an exclusive right to broadcast substantially all of our Spanish-language programming in the United States over the Univision, Galavision, and Telefutura networks through 2017, subject to some exceptions. In exchange for these exclusive broadcast rights, we are now entitled to receive, in addition to our 9% programming royalty on net time sales of the Univision and Galavision networks, to an incremental 3% programming royalty on net time sales of the Univision and Galavision networks to the extent that such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the Telefutura network beginning in 2003, subject to certain adjustments. Royalties from Univision amounted to U.S.$75,554 thousand in 2001, as compared to U.S.$76,464 thousand in 2000.

Programming Licensing's operating income decreased Ps. 72,379 thousand as a result of the translation effect.

Publishing

Publishing sales decrease by 2.5% to Ps. 1,604,268 thousand, down from Ps. 1,645,657 thousand in 2000. This decrease is attributable to the appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales. Without this translation effect, sales grew 0.8%. Sales were also affected by the slowdown in economic activity in Mexico and abroad, which resulted in a 4.5% decrease in circulation in 2001 as compared to 2000. The decrease in Publishing sales was partially offset by both a higher volume of advertising pages sold and a price increase in such advertising.

Publishing's operating income decreased by 29.3%, reflecting lower revenues and higher costs and operating expenses, due to an increase in personnel costs.

Publishing Distribution

The marginal decrease in Publishing Distribution sales of 0.7% was due primarily to a reduction in the circulation of magazines and the effects of the appreciation of the Peso as compared to the U.S. Dollar on foreign currency-denominated sales, and was partially offset by an increase in the distribution of certain products abroad (primarily telephone cards and tax return forms). Without this foreign exchange effect, sales increased 2.1%.

Publishing Distribution's operating income decreased by Ps. 33,238 thousand reflecting the increase in costs and operating expenses.

Cable Television

The increase in Cable Television sales of 16.6% was primarily due to an increase in subscribers to approximately 452,000, of which 81,500 are digital subscribers, as compared to over 403,000 and over 44,000, respectively, in 2000. Cable Television's operating income increased 59.9% due to higher revenues and lower operating expenses.

On November 2001, Cablevisión launched "*Ponchivisión LA TELE CON PATAS*," which started transmission with 5 prime time hours, re-running 4 adjusted blocks 5 times a day to transmit 24 hours. Cablevisión will distribute this signal via satellite to other cable systems throughout the country.

In December 2001, the Mexican Congress approved a new 10% excise tax on telecommunications and pay-TV services. Effective January 2002, revenues from telecommunications and pay-TV services, including those offered by Cablevisión, are subject to this 10% excise tax. In order to mitigate the impact of this tax on its results of operations, Cablevisión increased the prices for certain services during January 2002.

Radio

The decrease in Radio sales by 30.3% is due to lower revenues as a result of less advertising time sold and due to the negative market conditions in the country's radio industry. Radio generated an operating loss of Ps. 8,204 thousand in 2001 as compared to operating income in the amount of Ps. 48,428 thousand in 2000 as a result of lower revenues, which was partially offset by decreases in cost of sales and operating expenses.

In October 2001 we entered into agreements with Grupo Prisa, a leading Spanish-language communications group, to form a radio joint venture in Mexico. Under these arrangements, Grupo Prisa acquired a 50% equity stake, with limited voting rights, in our radio subsidiary, Sistema Radiópolis, S.A. de. C.V., for U.S.$50 million and a U.S.$10 million capital contribution to Radiópolis. Since we will maintain a controlling 50% full voting stake in this subsidiary, we will continue to consolidate 100% of the results of operations of this subsidiary in accordance with Mexican GAAP.

Grupo Prisa, which operates 338 radio stations in Spain and is the leader in audience share throughout the day, brings a tremendous track record of accomplishments in Spanish radio.

Other Businesses

The increase in Other Businesses sales of 16.3% was primarily due to an increase in revenues attributable to the distribution of feature films and sporting events, as well as higher revenues related to the operation of *EsMas.com* and *En Vivo*, *the* live entertainment business that we launched in 2001. This increase was partially offset by lower revenues from our nationwide paging and dubbing businesses.

Other Businesses' operating loss increased to Ps. 569,667 thousand in 2001 as compared to an operating loss of Ps. 417,626 thousand in 2000. This increase is due to a higher operating loss attributable to *EsMas.com,* and lower operating income of our nationwide paging business partially offset by a lower loss in our soccer teams.

EsMas.com has positioned itself as one of the leaders in the Spanish-language speaking portal arena. With over 866,000 registered users and over 5 million visitors per month, *EsMas.com* is today a preferred destination for entertainment, sports, news, and kids content. *EsMas.com* has become a prime destination with over 24 pages viewed per visit.

DIRECT TO HOME SATELLITE SERVICES

Sky

Innova continues to lead the Mexican Direct to Home ("DTH") industry under highly competitive market conditions, with approximately a 74% market share as measured by the number of gross active subscribers on December 31, 2001. During the quarter ended December 31, 2001, Innova added approximately 5,000 net new customers to its gross active subscriber base to reach approximately 692,000 subscribers, representing a 17.3% increase, or a net gain of approximately 102,000 gross active subscribers, since December 31, 2000. Net subscriber additions during the fourth quarter were lower as compared with previous quarters due primarily to the slowdown of the Mexican economy.

Net revenues for the three months and the twelve months ended December 31, 2001 increased to Ps. 809 million, or 23%, and Ps. 3,102 million, or 31.1%, respectively, as compared to the same periods of 2000. This increase is primarily due to the growth of the subscriber base and additional revenues from Skyview magazine.

EBITDA of Ps. 212.6 million for the fourth quarter and Ps. 744.6 million for the twelve months ended December 31, 2001 improved by Ps. 148.4 million and Ps. 960.0 million respectively, as compared to Ps. 64.2 million and negative Ps. 215.4 million for the same periods of 2000.

In December 2001, the Mexican Congress approved a new 10% excise tax on telecommunications and pay-TV services. Effective January 2002, revenues from telecommunications and pay-TV services, including those offered by Innova, are subject to this 10% excise tax. This new tax is in addition to the 15% VAT and the 3.5% tax paid to the Ministry of Communications and Transportation for Innova's concession.

In order to mitigate the impact of this tax on its results of operations, Innova increased the prices for certain of its services during January 2002, as well as other actions, including personnel lay-offs and the reduction of expenses and capital expenditures. Innova is analyzing other actions that it might take to mitigate the negative impact of this new tax on its revenues.

OTHER RELATED INFORMATION

2000 Non-recurring Revenues

Below is a condensed consolidated statement of income that excludes the effect of non-recurring revenues and costs attributable to advertising time sold in connection with political campaigns and the Summer Olympics in 2000.

Condensed Consolidated Statement of Income
(Without Political Campaigns and 2000 Summer Olympic Games)
(Millions of Mexican Pesos in purchasing power as of December 31,2001)

		Twelve months ended December 31,			
		2001		2000	Change
Net Sales	Ps.	19,664.6	Ps.	19,421.3	1.3%
Cost of Sales		11,450.6		11,306.2	1.3%
Operating Expenses		2,827.4		2,831.5	(0.1%)
EBITDA		5,386.6		5,283.6	1.9%
Operating Income		4,105.6		4,042.6	1.6%

Capital Expenditures, *Acquisitions and* Investments

During 2001, we invested approximately U.S.$141.8 million in property, plant and equipment as capital expenditures for the acquisition of technical, transmission and computer equipment, of which approximately U.S.$40.2 million is related to Cablevision. Additionally, in the last year we invested U.S.$ 115.9 million in our DTH ventures (U.S.$ 79.7 million in Mexico in the form of long-term loans and U.S.$ 36.2 million in the Multi-Country satellite platform in South America), and made a U.S.$ 15.0 million minority investment in a programming production company in Mexico.

In December 2001, we made an equity investment in Univision in the amount of U.S.$375.0 million. "See Univision".

Univision

In December 2001, we entered into a series of transactions with Univision, including an amendment to our programming license agreement. Univision is the fifth largest television network in the United States and has had the highest revenue growth of any U.S. network in the past 5 years. Among other matters, Univision now has an exclusive right to broadcast substantially all of our Spanish-language programming in the United States over the Univision, Galavision and Telefutura networks. In exchange for these exclusive broadcast rights, we are now entitled to additional programming royalties on net time sales of the Univision, Galavision and Telefutura networks, subject to some exceptions. See "—Programming Licensing."

We also made a U.S.$375.0 million equity investment in Univision in exchange for 375,000 non-voting preferred shares of Univision stock, which will convert, upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, into 10,594,500 shares of Univision Class A Common Stock. In addition, in consideration for surrendering certain governance rights that we previously held under Univision's organizational documents, we received a warrant to purchase an additional 9,000,000 shares of Univision Class A Common Stock. The conversion of the preferred shares and the exercise of the warrant remain subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Act and the exercise of the warrant is also conditioned on compliance with the alien share ownership provisions of the U.S. Communications Act.

We also entered into an agreement to sell our music recording operations in the United States and Latin America to Univision in exchange for 6,000,000 shares of Univision Class A Common Stock and warrants to purchase 100,000 shares of Univision Class A Common Stock. See "—Discontinued Operations." This sale remains subject to obtaining necessary governmental approvals.

Immediately prior to entering into these transactions with Univision, we owned shares and warrants representing an approximate 5.6% equity stake in Univision, on a fully diluted basis. If all of these transactions are consummated, our equity stake in Univision would increase to approximately 15%, on a fully diluted basis.

Debt

As of December 31, 2001, our long-term debt amounted to Ps. 10,286,583 thousand, and our short-term debt and current portion of long-term debt were Ps. 2,867,931 thousand, as compared to Ps. 11,351,874 thousand and Ps. 360,934 thousand, respectively, as of December 31, 2000.

On February 15th, 2002, Standard and Poor's upgraded our local and foreign currency corporate credit and senior unsecured debt ratings from BB+ to BBB- Fitch also assigned a BBB- on our foreign currency rating. The rating upgrade reflects our commitment to maintain a healthy financial profile in the midst of the difficult economic environment in Mexico and abroad.

In December 2001, we borrowed U.S.$100.0 million under a five-year term loan facility to refinance approximately U.S.$100.0 million of indebtedness outstanding under our former three-year U.S.$400.0 million credit facility, of which U.S.$300 million were refinanced in September of 2001 by issuing 8% Senior Notes for such amount with a maturity in 2011. We also entered into a one-year U.S.$ 276.0 million bridge loan to finance our investment in Univision. We intend to refinance amounts outstanding under this bridge loan facility during 2002 and are currently in the process of evaluating alternatives in this regard.

Available Cash Position

As of December 31, 2001, our available cash position amounted to Ps. 5,750,908 thousand or the equivalent of approximately U.S. $626.6 million.

Television Ratings and Market share

National urban **ratings** and **audience share** data produced by IBOPE certify that our total television market share was 70.4% in weekday prime time; 70.5% from 16:00 to 23:00; and 73.0% from sign-on to sign-off. Our total ratings were 44.5 points in weekday prime time; 39.1 points from 16:00 to 23:00; and 27.8 points from sign-on to sign-off.

In October 2001, we introduced a new schedule on Channel 2 to enhance our audience continuity and offer new current events programs. A notable highlight is the launch of "Círculo Rojo," with the journalists Javier Solórzano and Carmen Aristegui, which airs Monday and Wednesday at 23:00. Moreover, our newscast anchored by journalist Joaquín López Dóriga now begins a half-hour earlier, starting at 22:00, due to the growing interest resulting from international events. Our comedy shows, which are among the most popular programs in Mexico, are broadcast at 18:00 and include the hit shows "Güereja de mi vida", "Lo mejor de Furcio", "Ay María que puntería," "La hora pico," and "Cero en conducta." In addition to these programs, we also broadcast on Tuesday at 23:00 the program "México Nuevo" from Enrique Krauze, Thursday "Zona Abierta" from Hector Aguilar Camín, and Friday at 23:30 "El Alma de México".

Advertising Sales Plan

We closed our record high over U.S. $1.14 billion upfront television advertising sales plan for the year 2002, and as of December 31, 2001, we had received aggregate upfront advertising deposits for television advertising of approximately Ps. 10,480.0 million (nominal), representing U.S. $ 1,142.0 million at the December 31, 2001 exchange rate.

As of December 31, 2000 we had received deposits of approximately Ps.9,632.3 million (nominal), representing U.S.$1,002.3 million, at the applicable year-end exchange rate. The deposits as of December 31, 2001 represented an 8.8% nominal increase, or 3.3% in real terms, as compared to the prior year. The increase in dollar terms was 13.9%.

Approximately 60.6% of the advanced payment deposits as of December 31, 2001 were in the form of short-term, non-interest bearing notes receivable the following year, with the remainder consisting of cash deposits. The weighted average maturity of these notes on December 31, 2001 was 4 months. In comparison, approximately 53.6% of the deposits as of December 31, 2000, were in the form of short-term, non-interest bearing notes receivable in 2001, with the remainder consisting of cash deposits. The weighted average maturity of these notes on December 31, 2000 was 3.6 months.

Outlook for 2002

Our preliminary data in January and the first days of February combined with the current business climate in the advertising industry indicate that year 2002 will show a recovery from 2001. We believe that Television Broadcasting sales will reflect a flat to marginal increase in the first quarter, as compared to the first quarter of last year, in accordance to the cyclical nature of our business. We believe that clients are waiting to allocate their advertising investment in the 2nd quarter, due to the World Cup.

We expect operating expenses to continue to be flat despite an increase in wages to union personnel and higher costs for electricity and other services. This should result in flat to marginal increases in EBITDA margins, compared to first quarter 2001.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding our results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in our Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by our authorized officers. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
(Thousands of Mexican pesos in purchasing power as of December 31, 2001)

ASSETS

		2001 (Unaudited)		2000 (Audited)
Current:				
Available:				
Cash	Ps.	528,668	Ps.	1,103,892
Temporary investments		5,222,240		6,856,441
		5,750,908		7,960,333
Trade notes and accounts receivable-net		9,010,462		8,501,458
Other accounts and notes receivable-net		1,131,337		806,206
Due from affiliated companies-net		549,443		395,134
Inventories		8,067,260		8,760,690
Other current assets		617,948		545,328
Total current assets		25,127,358		26,969,149
Long-term notes and accounts receivable		6,470		33,804
Investments		3,872,748		314,277
Property, plant and equipment-net		12,927,834		13,140,916
Goodwill and trademarks-net		2,888,810		3,102,623
Deferred costs-net		2,658,766		2,728,611
Other assets		625,033		684,723
Total assets	Ps.	48,107,019	Ps.	46,974,103

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
(Thousands of Mexican pesos in purchasing power as of December 31, 2001)

LIABILITIES

	2001 (Unaudited)	2000 (Audited)
Current:		
Short-term debt and current portion of long-term debt	Ps. 2,867,931	Ps. 360,934
Trade accounts payable	2,114,976	2,266,842
Taxes payable	273,713	586,017
Accrued interest	208,222	194,820
Other accrued liabilities	622,587	1,020,590
Total current liabilities	6,087,429	4,429,203
Long-term:		
Debt securities	8,587,966	6,360,802
Notes payable to banks	1,692,435	4,916,147
Other notes payable	6,182	74,925
Other liabilities	456,454	548,105
Total long-term liabilities	10,743,037	11,899,979
Deferred credits:		
Customer deposits and advances	10,822,299	10,359,661
Other liabilities:		
Pension and seniority premium plans	14,751	-
Deferred taxes	1,574,245	1,924,600
	1,588,996	1,924,600
Total liabilities	29,241,761	28,613,443
STOCKHOLDERS´ EQUITY		
Contributed capital:		
Capital stock, no par value:		
Authorized and issued	7,203,182	7,203,182
Repurchased	(225,664)	(184,849)
Outstanding	6,977,518	7,018,333
Additional paid-in capital	204,403	204,403
	7,181,921	7,222,736
Earned capital:		
Legal reserve	1,052,901	1,052,901
Reserve for repurchase of shares	5,219,312	5,219,312
Unappropriated earnings	8,397,480	9,403,580
Accumulated other comprehensive loss	(5,275,527)	(4,669,611)
Net income (loss)	1,345,662	(825,211)
	10,739,828	10,180,971
Total majority interest	17,921,749	17,403,707
Minority interest	943,509	956,953
Total stockholders' equity	18,865,258	18,360,660
Total liabilities and stockholders' equity	Ps. 48,107,019	Ps. 46,974,103

GRUPO TELEVISA, S. A.
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican pesos in purchasing power as of December 31, 2001)

	Three months ended December 31,		Twelve months ended December 31,	
	2001 (Unaudited)	2000 (Unaudited)	2001 (Unaudited)	2000 (Audited)
Net sales	Ps. 5,661,985	Ps. 5,970,729	Ps. 19,664,546	Ps. 20,417,855
Cost of sales	3,208,544	3,160,043	11,450,563	11,402,790
Gross profit	2,453,441	2,810,686	8,213,983	9,015,065
Operating expenses	757,090	739,583	2,827,420	2,844,582
EBITDA(*)	1,696,351	2,071,103	5,386,563	6,170,483
Depreciation and amortization	286,778	283,383	1,281,012	1,240,913
Operating income	1,409,573	1,787,720	4,105,551	4,929,570
Integral (income from) cost of financing:				
Interest expense	226,547	334,293	1,042,819	1,291,203
Restatement of investment units (UDIs)	46,543	76,091	161,815	170,635
Interest income	(173,380)	(238,444)	(925,648)	(918,443)
Foreign exchange (gain) loss - net	(88,454)	26,044	(35,326)	171,072
(Gain) loss from monetary position - net	(85,442)	5,560	169,693	283,493
	(74,186)	203,544	413,353	997,960
Restructuring and non-recurring charges	80,391	176,994	543,361	1,917,476
Other expense (income)-net	220,845	138,624	657,030	499,198
Income before taxes	1,182,523	1,268,558	2,491,807	1,514,936
Income tax and assets tax - current	166,691	230,819	688,058	926,172
Employees´ profit sharing - current	(1,384)	2,408	21,497	18,787
Deferred income taxes	30,561	(144,018)	(223,413)	(597,797)
	195,868	89,209	486,142	347,162
Income before equity in results of affiliates, discontinued operations, cummulative effect of accounting change and minority interest	986,655	1,179,349	2,005,665	1,167,774
Equity in losses of affiliates	(75,991)	(396,048)	(518,037)	(1,834,171)
Discontinued operations(**)	8,477	(44,352)	16,083	23,766
Cumulative effect of accounting change	488	-	(69,443)	-
Minority interest	(17,040)	(6,844)	(88,606)	(182,580)
Net income (loss)	Ps. 902,589	Ps. 732,105	Ps. 1,345,662	Ps. (825,211)

(*) EBITDA is defined as operating income before depreciation and amortization.
(**) In December 2001, the Company agreed to sell its Music Recording operations to Univision. Accordingly, the results of operations of the Company's Music Recording business are classified as discontinued operations for all reported periods.

GRUPO TELEVISA, S. A.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1st, 2nd, 3rd and 4th QUARTERS 2001(SIGN-ON TO SIGN-OFF – 6:00 AM TO MIDNIGHT) (1)
MONDAY TO SUNDAY

	2001																
	Jan	Feb	Mar	1st Q	Apr	May	Jun	2nd Q	Jul	Aug	Sep	3rd Q	Oct	Nov	Dec	4th Q	FY
Channel 2																	
Rating	13.4	12.8	12.6	**12.9**	12.2	12.0	11.4	**11.8**	11.6	11.4	12.1	**11.7**	12.7	12.1	10.8	**11.9**	**12.1**
Share (%)	34.6	33.6	32.7	**33.6**	31.8	32.4	31.1	**31.8**	31.0	30.8	31.3	**31.0**	31.7	30.8	29.5	**30.7**	**31.8**
Total Televisa (2)																	
Rating	28.7	28.5	28.9	**28.7**	28.3	27.2	26.5	**27.3**	27.5	26.6	27.6	**27.2**	28.8	28.4	26.5	**27.9**	**27.8**
Share (%)	74.1	74.8	75.0	**74.7**	74.1	73.7	72.1	**73.3**	73.2	71.5	71.2	**72.0**	71.7	72.0	72.6	**72.1**	**73.0**

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1st, 2nd, 3rd and 4th QUARTERS 2001 (4:00 PM to 11:00 PM) (1)
MONDAY TO SUNDAY

	2001																
	Jan	Feb	Mar	1st Q	Apr	May	Jun	2nd Q	Jul	Aug	Sep	3rd Q	Oct	Nov	Dec	4th Q	FY
Channel 2																	
Rating	21.7	20.6	19.7	**20.7**	18.3	18.1	17.1	**17.8**	17.7	17.4	17.5	**17.5**	19.0	18.5	16.5	**18.0**	**18.5**
Share (%)	37.2	36.0	34.9	**36.0**	33.6	33.8	32.4	**33.3**	32.4	32.1	31.3	**32.0**	32.9	32.3	31.1	**32.1**	**33.3**
Total Televisa (2)																	
Rating	42.2	41.9	41.6	**41.9**	39.2	38.2	36.8	**38.1**	38.7	36.6	38.1	**37.8**	39.8	39.5	36.7	**38.6**	**39.1**
Share (%)	72.4	73.4	73.4	**73.1**	71.9	71.4	69.8	**71.0**	70.9	67.8	68.2	**68.9**	68.8	68.7	69.0	**68.8**	**70.5**

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1st, 2nd, 3rd and 4th QUARTERS 2001 (TELEVISA PRIME TIME – 7:00 PM TO 11:00 PM) (1) (3)
MONDAY TO FRIDAY

	2001																
	Jan	Feb	Mar	1st Q	Apr	May	Jun	2nd Q	Jul	Aug	Sep	3rd Q	Oct	Nov	Dec	4th Q	FY
Channel 2																	
Rating	27.4	25.0	23.7	**25.4**	21.9	22.9	20.8	**21.9**	21.2	21.6	23.4	**22.1**	23.8	22.7	20.8	**22.4**	**22.9**
Share (%)	40.9	38.5	36.5	**38.6**	35.6	37.8	34.9	**36.1**	34.4	35.5	36.1	**35.3**	36.0	34.2	34.1	**34.8**	**36.2**
Total Televisa (2)																	
Rating	50.1	49.2	48.7	**49.3**	44.7	43.5	41.6	**43.3**	43.1	41.2	44.0	**42.8**	44.4	43.9	39.7	**42.7**	**44.5**
Share (%)	74.8	75.6	75.0	**75.1**	72.7	72.0	69.7	**71.5**	70.1	67.7	67.9	**68.5**	67.3	66.3	65.2	**66.3**	**70.4**

NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, In Mexico City, Guadalajara, Monterrey and 24 other cities with a population over 400,000. Ratings and audience share in Mexico City, which represents 21.6% of TV homes and approximately 26.3% of national consumer product consumption, comprise 43.4% of the IBOPE national survey. "Ratings" for a period refers to the number of television sets tuned into a television channel as a percentage of the total number of all television households and "audience share" means the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 are generally broadcast in 10 of the 26 cities other than Mexico City that are covered by national surveys, and programming on Channel 9 affiliates are broadcast in 22 of such cities.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates.